EXHIBIT 99.1

DIMON

DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

FOR IMMEDIATE RELEASE   Contact: Ritchie L. Bond
                                                         (434) 791-6952
November 4, 2003

DIMON Reports First Quarter 2004 Earnings
Company Confirms Fiscal 2004 Earnings Guidance

Danville, VA – DIMON Incorporated (NYSE: DMN) today announced that net income for its first fiscal quarter ended September 30, 2003 was $6.5 million, or $0.14 per basic share, compared to $5.1 million, or $0.11 per basic share, for the year earlier quarter. The Company's underlying net income for the quarter, a non-GAAP measure that excludes market valuation adjustments for derivative financial instruments and non-recurring items, was $3.9 million, or $0.09 per basic share, compared to $13.3 million, or $0.30 per basic share, on the same basis last year.

The excluded market valuation adjustments result from interest rate swaps that must be marked-to-market each quarter, even though they are being held to maturity. In discussing the Company's forecast and actual operating performance, DIMON management consistently excludes these market valuation adjustments because they do not reflect the Company's operating activities, are non-cash in nature, and will reverse in their entirety (gains and losses will offset each other) during the remaining term of the associated interest rate swaps. Management also consistently excludes gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations, and that are not expected to recur. There were no such excluded transactions in either the current or year earlier quarters.

Sales and other operating revenues for the first quarter were $237.4 million, compared to $270.9 million for the year earlier quarter. As anticipated, smaller current year crops in Zimbabwe, Brazil, and Malawi resulted in reduced shipments from those origins during the first quarter. Shipments from China were also reduced in comparison to unusually heavy volumes shipped from that origin during the year earlier quarter. Overall, worldwide trading conditions for leaf tobacco continue to be favorable.

Gross profit as a percentage of sales and other operating revenues for the first quarter was 18.7% compared to 20.5% for the year earlier quarter. Somewhat higher overall purchase prices paid to Brazilian growers due to intense competition for the smaller current year crop contributed to the reduction in margin compared to the year earlier quarter.

Selling, general and administrative (SG&A) expenses for the first quarter were $27.4 million, up $1.5 million or 6% in comparison to the year earlier quarter. As anticipated, the effect of a weaker U.S. dollar on euro and sterling denominated expenses was the major factor contributing to the increase. Insurance expenses were also up in comparison to the year earlier quarter.

Interest expense for the first quarter decreased by $1.6 million, or 13%, in comparison with the year earlier quarter, primarily reflecting the benefits from the Company's May 2003 refinancing transaction.

At September 30, 2003, total debt net of cash was $553.0 million, up $51.8 million, or 10%, in comparison to September 30, 2002. Consistent with the two prior sequential quarters, the increase primarily reflects a larger financing requirement for inventories. DIMON's uncommitted inventories remain at an optimal level.

Provision for income taxes, which is based on forecast results for the shortened fiscal year ending March 31, 2004, rose to an effective rate of 35% compared to 23% for the year earlier quarter. The increased rate reflects the geographic distribution of global profits expected to be recognized in the nine-month period compared to the traditional twelve-month fiscal year. Effective July 1, 2003, DIMON changed its fiscal year to March 31 from June 30 to better match the financial reporting cycle with the natural global crop cycles for leaf tobacco. Transitioning to the new fiscal year requires DIMON to report one abbreviated fiscal year consisting of the nine-month period from July 1, 2003 to March 31, 2004.

Brian J. Harker, Chairman and Chief Executive Officer, stated, "The Company's first quarter results have met our expectations and reflect the previously reported smaller crops in Africa and Brazil. The coming Brazilian crop, which will ship primarily during the quarters ending June 30 and September 30, 2004, is substantially larger and should serve to offset much of the effect of current shortfall. However, our updated analysis of the expected timing of the earliest of the Brazilian shipments, together with the negative effect of the further weakened U.S. dollar, have indicated the need to reduce our previously stated earnings guidance for the shortened fiscal year ending March 31, 2004 to between $0.06 and $0.10 per basic share, excluding any effects from market valuation adjustments for derivatives."

The timing and magnitude of fluctuations in the market valuation adjustments for derivative financial instruments (interest rate swaps) are driven primarily by often-volatile market expectations for changes in interest rates, and are inherently unpredictable. Because these adjustments are a component of net income prepared in accordance with generally accepted accounting principles, management is unable to provide forward looking earnings guidance on that basis.

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This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Risks and uncertainties include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for the Company's tobacco products, and the impact of regulation and litigation on the Company's customers. A further list and description of these risks, uncertainties and other factors can be found in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 and other filings with the Securities and Exchange Commission.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. As the Company's business is seasonal, the results of a single quarter are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2004. For more information on DIMON, visit the Company's website at www.dimon.com.

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Condensed Statement of Consolidated Income

Three Months Ended September 30

(Unaudited - 000's Except Per Share Data)	2003	2002
Sales and other operating revenues	$237,375	$270,944
Cost of goods and services sold	192,871	215,358
Gross Profit	44,504	55,586
Selling, administrative and general expenses	27,409	25,891
Operating income	17,095	29,695
Interest expense	10,643	12,164
Derivative financial instruments adjustment	(3,876)	10,767
Income tax expense	3,614	1,559
Equity in net loss of investee companies	(256)	(147)
Net Income	$ 6,458	$ 5,058
Basic Earnings Per Share	$.14	$.11
Diluted Earnings Per Share	$.14 *	$.11 *
Average number of shares outstanding:		
Basic	44,602	44,526
Diluted	45,270 *	45,008 *
Cash dividends per share	$.075	$.05

*Assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings per share.

Reconciliation to Non-GAAP Underlying Net Income

Three Months Ended September 30

(Unaudited - 000's Except Per Share Data)	2003	2002
GAAP Net Income	$ 6,458	5,058
Reconciling items, net of tax effect:		
Market valuation adjustments for derivatives	(2,519)	8,291
Non-GAAP Underlying Net Income	$3,939	$13,349
Non-GAAP Underlying Net Income per Basic Share	$.09	$.30
GAAP Net Income per Basic Share	$.14	$.11

Note 1—Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended September 30, 2003 and 2002, the Company recognized a non-cash recovery of ($3.9) million and a non-cash charge of $10.8 million, respectively, from the change in the fair value of swap instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may

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